Exhibit 10.11

Linda K. Zecher President and Chief Executive Officer

Date

PERSONAL AND CONFIDENTIAL

Name

Address

Dear             :

On behalf of the Board of Directors of HMH Holdings (Delaware), Inc., (the “Board”) I am pleased to advise you that the Board voted to appoint you to the Company’s Board. I understand that you would plan to commence your service on the Board at the              Board meeting.

Director Compensation

The Company’s independent directors receive annual compensation equal to $165,000. A portion of that compensation will be paid as an annual cash retainer of $80,000, payable quarterly, for service on the Board. The Company also reimburses all of its directors for expenses they incur in connection with attending Board meetings and committee meetings. In addition, each director earns a fee for service on a committee and service as a committee chairperson, as applicable. Each member of the Audit Committee receives an annual retainer of $10,000, and the Chairperson of the Audit Committee receives an annual retainer of $25,000. Each member of the Compensation Committee receives an annual retainer of $10,000 and the Chairperson of the Compensation Committee receives an annual retainer of $25,000. Each member of the Nominating Committee receives an annual retainer of $5,000 and the Chairperson of the Nominating Committee receives an annual retainer of $12,500.

Equity Grants

The remaining portion of your director compensation will be paid in restricted stock units. The Company grants each of its directors an annual grant of restricted stock units with a market value of $85,000 for service on the Board. The number of restricted stock units initially granted to you will be determined based on the trading prices during the week following our              earnings release. All subsequent grants of restricted stock units will be granted at the fair market value of the common stock at the time of grant. These restricted stock units vest on the first anniversary of the date of grant.

Proprietary Information

As a director, you will have access to the Company’s confidential information and you may develop certain information or inventions during the course of your service which will be the Company’s property. As a condition of your service, you may be required to execute the Company’s standard form of Confidentiality Agreement. This agreement exists to assure the Company and its investors that the Company’s valuable intellectual property is protected. We wish to impress upon you that we do not want you to bring with you any confidential or proprietary material of any present or former employer or other third party, or to violate any other obligation which you may have to any present or former employer or any other third parties.

222 Berkeley Street, Boston, MA 02116, T 617.351.3100, F 617.351.1107, Email linda.zecher@hmhco.com

Liability Insurance and Indemnification

The Company maintains officers and directors liability insurance on the amount of $25,000,000 with excess coverage up to $75,000,000. Moreover, the Company will indemnify you for actions taken in your capacity as director of the Company in accordance with the Company’s charter documents and the Company’s standard form of Indemnification Agreement, a copy of which is attached and to be executed upon your joining the Board.

We hope that you are interested in service as a director and request that you acknowledge your acceptance to serve in that position by signing the enclosed copy of this letter in the space provided below and faxing or emailing a copy to William Bayers at (617) 351-3293 or bill.bayers@hmhco.com.

Very truly yours,

Linda K. Zecher

ACKNOWLEDGED AND ACCEPTED:

Name

Date

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